[Chapman and Cutler LLP Letterhead]

October 18, 2013

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 4 (the “Trust”)
(File No.: 333-191115)(CIK 1586465)

Dear Ms. Dubey:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via telephone on October 10, 2013 regarding the registration statement on Form S-6 for Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 4, filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2013. Please find below a response for each of your comments in the order that they were presented.

Comment 1

In the Investment Summary - Strategy of Portfolio Selection section (page A-3), you requested that disclosure be added stating that the Trust will invest at least 80% of its assets in equity securities and common stock of exchange-traded funds and that such exchange-traded funds will invest substantially all of their assets in corporate bonds.

Response 1

The requested disclosure has been added to the prospectus.

Comment 2

The Investment Summary - Strategy of Portfolio Selection section (page A-3) states that the Trust will invest in equity securities which may include, among other things, interests in royalty trusts. You requested an explanation as to how royalty trusts are equity securities.

Response 2

We have been advised by the sponsor that the Trust does not seek to invest in royalty trusts as part of its investment strategy and, as a result, applicable disclosure with respect to royalty trusts has been removed from the Investment Summary - Strategy of Portfolio Selection and the Investment Summary - Principal Risk Considerations sections in Part A of the prospectus and The Trust - Portfolio Selection and Risk Considerations sections in Part B of the prospectus.

Comment 3

You requested that the last sentence in the Investment Summary - Strategy of Portfolio Selection section be deleted.

Response 3

The requested disclosure has been removed from the prospectus.

Comment 4

In the Investment Summary - ETFS section (page A-4), you requested that the designated years of maturity be listed for the exchange-traded funds in which the Trust invests.

Response 4

At this time, the final portfolio of the Trust has not yet been determined. The requested disclosure will be included in the final pricing amendment to the prospectus.

Comment 5

You requested that risk disclosure be added to the Investment Summary - Principal Risk Considerations section (page A-5) with respect to fixed-income risk factors that include interest rate risk.

Response 5

The requested disclosure has been added and related disclosure has also been added to the Risk Considerations section in Part B of the prospectus.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about November 21, 2013 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson

SRA/lew